August 1, 2017

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Ur-Energy Inc. Registration Statement on Form S-3 (File No. 333-219433)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ur-Energy Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on August 3, 2017, or as soon thereafter as practicable.

Sincerely,

By:	/s/ Penne A. Goplerud
Name:	Penne Goplerud
Title:	General Counsel and Corporate Secretary